SEC FILE NUMBER

333-182566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b –25

NOTIFICATION OF LATE FILING

Check One:

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:  April 30, 2016

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: __________________________________________________________________________

____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Line Up Advertisement, Inc.___________________________________________________________

Full Name of Registrant

Not applicable______________________________________________________________________

Former Name if Applicable

2108 Santolan St. San Antonio Village____________________________________________________

Address of Principal Executive Office (Street and Number)

Makati City, Philippines_______________________________________________________________

City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed.  (Check box if appropriate.)

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Information necessary for the filing of a complete and accurate Form 10-K could not be gathered within the prescribed time period without unreasonable effort and expense. The Company anticipates filing its Form 10-K by the extended due date.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Joelyn Alcantara_______________________________________

702-478-2122

(Name)

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes

☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes

☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________________________

Line Up Advertisement, Inc.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

July 29, 2016

By:  /s/ Joelyn Alcantara

President

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